Louis Taubman (Admitted NY)
Email: ltaubman@lhttlaw.com

January 30, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Radient Pharmaceuticals Corporation
Registration Statement on Form S-1
File No. 333-166485

Dear Sir or Madam:

We are counsel to Radient Pharmaceuticals Corporation (the “Company”).  On behalf of my client, we are filing this request to withdraw the Company’s Registration Statement on Form S-1 (File No. 333-166485) that they initially filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2010, (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended.  The initial Registration Statement was not declared effective.

All of the shares of common stock registered on the Registration Statement are now available for sale pursuant to Rule 144 without volume or other restrictions or limits and therefore, pursuant to the terms of the Registration Rights Agreement that govern the registration rights of the shares of common stock registered in the Registration Statement, the Company is no longer required to keep the Registration Statement effective.  Accordingly, pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement (File No. 333-166485), effective as of the date hereof.  The Company confirms that no securities have been issued or sold under the Registration Statement.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

/s/  Louis Taubman

By: Louis Taubman,
Attorney at Law

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